ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 | A Publicly-Held Company | NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS OF JANUARY 26, 2023

DATE AND TIME: On January 26, 2023 at 9:00 am

CHAIR: Pedro Moreira Salles – Co-chairman and Ricardo Villela Marino – Vice chairman.

QUORUM: The majority of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1. It was recorded that **LEILA CRISTIANE BARBOZA BRAGA DE MELO** stepped down as Officer and member of the Company's Executive Committee as of January 2, 2023.

2. **JOSÉ VIRGILIO VITA NETO**, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/SP) No. 28102942-8, and enrolled in Individual Taxpayer's Registry (CPF) under No. 223403628-30, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1o. andar, Parque Jabaquara, CEP 04344-902, was appointed as a member of the **EXECUTIVE COMMITTEE.**

3. **MARINA FAGUNDES BELLINI**, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 13.250.146-6, and enrolled in Individual Taxpayer's Registry (CPF) under no. 173.837.768-79, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, PI, Parque Jabaquara - CEP: 04344-902, was elected for the position of Officer and member of the **EXECUTIVE COMMITTEE** for the current annual term of office that will remain in force until the elected members take office at the Board of Directors' Meeting following the 2023 Annual General Stockholders' Meeting.

4. **MAIRA BLINI DE CARVALHO**, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP-SP) No. 33.571.737-8, and enrolled in Individual Taxpayer's Registry (CPF) under No. 327.908.828-35, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1o. andar, Parque Jabaquara, CEP 04344-902, was elected for the position of Officer for the current annual term of office that will remain in force until the elected members take office at the Board of Directors' Meeting following the 2023 Annual General Meeting.

5. It was recorded that (i) documents were submitted supporting compliance with eligibility requirements set forth in Articles 146 and 147 of Law No. 6,404/76 and in regulation in force, notably Resolution No. 4,970/2021 of the National Monetary Council ("CMN") and in Article 3,

of Attachment K, of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission ("CVM"), including clearance certifications, with all documents filed at the Company's headquarters, and (ii) that the investiture of the elected Officers will be formalized as soon as their elections are approved by the Central Bank of Brazil ("BACEN").

6. The responsibility for the internal control systems was assigned to Officer Matias Granata as of January 1, 2023 - CMN Resolution No. 4968/21.

7. The remaining positions of the Board of Directors and other roles and responsibilities have not changed.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, were signed. São Paulo (SP), January 26, 2023. (undersigned) Pedro Moreira Salles – Co-chairman; Ricardo Villela Marino – Vice chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, and Pedro Luiz Bodin de Moraes – Board Members.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence